FOR IMMEDIATE RELEASE

Alamos Gold Inc.
Brookfield Place, 181 Bay Street, Suite 3910, P.O. Box #823
Toronto, Ontario M5J 2T3
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Gold Announces Results of the Annual General Meeting of Shareholders and Changes to its Board of Directors

Toronto, Ontario (May 2, 2019) - Alamos Gold Inc. (TSX:AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported a summary of the voting results of its Annual General Meeting of Shareholders (the “Meeting”). The Company is also announcing the retirement of Mark Daniel from the Board of Directors and the appointments of J. Robert S. Prichard and Monique Mercier.
“On behalf of the Board of Directors and management, I would like to thank Mark Daniel for his contributions and years of dedicated service. Mark has been a valued member of the Alamos Board and prior to that, AuRico Board, dating back to 2011. We wish him every success in his future endeavours,” said John A. McCluskey, President and CEO. “I would also like to welcome Robert Prichard and Monique Mercier as new board members. Robert brings a wealth of business, legal, and academic experience. Monique’s background is outstanding with diverse experience across several industries.”
J. Robert S. Prichard is a lawyer and corporate director. At present, he serves as non-executive Chairman of Torys LLP and Chair of BMO Financial Group. He is also a director of Onex Corporation, George Weston Ltd., Chair-designate of the Hospital for Sick Children and President Emeritus of the University of Toronto. He also served as a director of Barrick Gold from 2015-2019. Mr. Prichard taught law at the University of Toronto, Yale University and Harvard University and served as Dean of Law from 1984-1990 and President from 1990-2000 at the University of Toronto. He subsequently served as President and CEO of Torstar Corporation from 2002-2009 and then President and CEO of Metrolinx before serving as Chair of Metrolinx from 2010-2018. He is an Officer of the Order of Canada, a Member of the Order of Ontario, a Fellow of the Royal Society of Canada and a Fellow of the Institute of Corporate Directors. He attended Swarthmore College, the University of Chicago (MBA), the University of Toronto (LLB) and Yale University (LLM).
Monique Mercier retired in December 2018 from TELUS Corporation, where she was Executive Vice President, Corporate Affairs, Chief Legal and Governance Officer since 2014. Ms. Mercier has been a senior executive in telecom, health and information industry for most of her career, including two decades at TELUS and Emergis where she led a number of corporate functions. She is a graduate from Oxford University, where she was awarded the Commonwealth Scholarship. She is currently a director of Innergex Renewable Energy Inc., Canadian Cancer Research Society, and Bank of Canada. Ms. Mercier was formerly a director of Stornoway Diamond Corporation, Vancouver Symphony Orchestra, and Legal Leaders for Diversity Trust.

TRADING SYMBOL: TSX:AGI NYSE:AGI

Results of the Meeting
The Company is reporting on voting results of its Meeting held on Thursday, May 2, 2019 in Toronto, Ontario, Canada. The summary of the results are as follows:

Total Shares Voted:                323,683,513
Total Shares Issued and Outstanding:    389,074,406
Total Percentage of Shares Voted:        83.19%

1.	Election of Directors
Each of the nominee directors listed in Alamos’ management proxy circular dated March 22, 2019 was elected as a director as set forth in the table below:

Name of Nominee	Vote For	%	Withheld Vote	%
Elaine Ellingham	296,094,359	99.65	1,051,173	0.35
David Fleck	295,884,780	99.58	1,260,752	0.42
David Gower	277,672,527	93.45	19,473,006	6.55
Claire M. Kennedy	293,810,861	98.88	3,334,671	1.12
John A. McCluskey	248,974,596	83.79	48,170,936	16.21
Monique Mercier	296,031,167	99.62	1,114,365	0.38
Paul J. Murphy	235,794,666	79.35	61,350,866	20.65
J. Robert S. Prichard	289,983,912	97.59	7,161,620	2.41
Ronald E. Smith	295,932,234	99.59	1,213,299	0.41
Kenneth Stowe	293,407,560	98.74	3,737,972	1.26

2.	Appointment and Compensation of Auditors
KPMG LLP was appointed as the Company’s auditor and the directors were authorized to fix the auditor’s remuneration.

	Vote For	%	Withheld Vote	%
KPMG LLP	321,453,588	99.31	2,229,925	0.69

3.	Long-Term Incentive Plan
The resolution approving the Company’s Long-Term Incentive Plan was approved.

	Vote For	%	Vote Against	%
Long-Term Incentive Plan	199,867,743	67.26	97,277,790	32.74

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TRADING SYMBOL: TSX:AGI NYSE:AGI

4.	Employee Share Purchase Plan
The resolution approving the Company’s Employee Share Purchase Plan was approved.

	Vote For	%	Vote Against	%
ESPP	295,386,993	99.41	1,758,538	0.59

5.	Shareholder Rights Plan
The resolution approving the Company’s Fourth Amended and Restated Shareholder Rights Plan was approved.

	Vote For	%	Vote Against	%
Shareholder Rights Plan	289,685,568	97.49	7,459,965	2.51

6.	Approval of Approach to Executive Compensation
The non-binding advisory resolution approving the Company’s approach to Executive Compensation was passed.

	Vote For	%	Vote Against	%
Executive Compensation	238,578,170	80.29	58,567,361	19.71

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from four operating mines in North America. This includes the Young-Davidson and Island Gold mines in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Canada, Mexico, Turkey, and the United States. Alamos employs more than 1,700 people and is committed to the highest standards of sustainable development. The Company’s shares are traded on the TSX and NYSE under the symbol “AGI”.

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.

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